United States securities and exchange commission logo





                          February 3, 2021

       Edward J. Lehner
       President and Chief Executive Officer
       Ryerson Holding Corp
       227 W. Monroe St., 27th Floor
       Chicago, Illinois 60606

                                                        Re: Ryerson Holding
Corp
                                                            Registration
Statement on Form S-3
                                                            Filed January 29,
2021
                                                            File No. 333-252568

       Dear Mr. Lehner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services